United States securities and exchange commission logo





                             May 3, 2024

       Douglas Lebda
       Chief Executive Officer
       LendingTree, Inc.
       1415 Vantage Park Dr., Suite 700
       Charlotte, North Carolina 28203

                                                        Re: LendingTree, Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2023
                                                            Filed February 29,
2024
                                                            File No. 001-34063

       Dear Douglas Lebda:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations for the Years ended December 31, 2023 and 2022, page 40

   1. We note your disclosure on page 39 stating that you continued to grow your user base during 2023, with an
additional 3.4 million new users resulting in cumulative sign-ups of
                                                        28.2 million as of
year-end. Please expand this disclosure to explain how you define user base and view the
utility of the measure in understanding your results of operations.

                                                        Please also clarify the
extent to which you have accounted for attrition in calculating your user base, and how
the measure compares to the number of active or current users associated with the
transactions underlying revenues for each period.
   2. We note that while your accounting policy disclosures on pages 61 and 62 indicate that your revenues are
derived from match fees, click and phone transfer fees, closing fees, approval fees, and
service and subscription fees, you do not quantify any of these driver metrics in your
discussion and analysis of the results of operations.
 Douglas Lebda
FirstName  LastNameDouglas Lebda
LendingTree,  Inc.
Comapany
May  3, 2024NameLendingTree, Inc.
May 3,
Page 2 2024 Page 2
FirstName LastName

         For example, the disclosures regarding consolidated and segment revenues that begin on pages 40 and 44 appear to attribute various decreases in revenues to declines in the number of refinancing transactions and home purchases, though do not report the extent to which the number of fee generating transactions have changed for any period. You also mention a decrease in the number of consumers completing request forms, though do not quantify the number of request form submissions for any period.

         We note that your discussion and analysis does not include information about operating metrics that you agreed to provide in conjunction with a prior review. For example, you agreed to report information about mortgage revenue per lead, purchase volume, and revenue per approval in your August 19, 2022 response letter.

         We believe that your discussion and analysis should include meaningful and comparative quantification of the key deliverables/revenue generating metrics that you describe on pages 61 and 62, and when discussing the reasons for material changes in one or more line items, which may involve material changes within a line item that offset one another, you should provide quantification of the change attributable to each of the specific reasons identified to comply with Item 303(b) of Regulation S-K.

         Given that your financial statements reflect material changes in various categories of revenues, you are also required to report the extent to which such changes are attributable to changes in prices and separately to changes in volumes, to comply with Item
         303(b)(2)(iii) of Regulation S-K. Please submit the revisions that you propose to address the concerns outlined above in an amendment to your annual report.
3. We note that you provide differing levels of detail regarding the reasons associated with various changes in activity when discussing the consolidated and segment information on pages 40-41, and 44-45, also with regard to market or industry conditions and your plans for the future. For example, you refer to the number of consumers completing request forms, the number of clicks and revenue earned per click, and revenue earned per consumer when discussing consolidated revenues though do not identify these reasons when discussing revenues within the segment narratives. You appear to discuss product mix in the segment narratives though not within those pertaining to the consolidate entity.

         Please expand your disclosures at the forepart of this section to advise readers of your disclosure approach in structuring content relative to the consolidated entity and separately for the reportable segments, and revise your disclosures as necessary to differentiate between company-specific information and contextual information about the market or industry. For example, clarify the extent to which your reference to existing home sales on page 44 is correlated with your transactional volumes. Douglas Lebda
LendingTree, Inc.
May 3, 2024
Page 3
         Given that you identify segment profit as the primary performance measure and discuss segment revenues in the adjacent narratives, it would be helpful to include segment revenues and cost of revenues, as well as the margins referenced in your narratives, within the segment profit tabulation. Please expand the related narratives to also address cost of revenues and changes in the relationship between revenues and cost of revenues.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Cannarella at 202-551-3337 or Karl Hiller at 202-551-3686 with any questions.



FirstName LastNameDouglas Lebda                               Sincerely,
Comapany NameLendingTree, Inc.
                                                              Division of
Corporation Finance
May 3, 2024 Page 3                                            Office of Energy
& Transportation
FirstName LastName